December 26, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration – Energy Fuels Inc.
Registration Statement on Form S-3
(SEC File No. 333-228158)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Energy Fuels Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-228158), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on December 28, 2018, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

Energy Fuels Inc.
/S/ David C. Frydenlund

David C. Frydenlund
Chief Financial Officer, General Counsel
and Corporate Secretary

cc:	James Guttman, Dorsey & Whitney LLP
Richard Raymer, Dorsey & Whitney LLP